Exhibit 99.76

SHARE PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (the “Agreement”) is dated as of the 11th day of May, 2009.

AMONG:

HudBay Minerals Inc. (the “Vendor”),

AND:

GMP Securities L.P. (the “Purchaser”),

WHEREAS:

A. The Vendor is the registered holder and beneficial owner of 96,997,492 common shares (the “Shares”) in the capital of Lundin Mining Corporation (“Lundin”);

B. The Vendor wishes to sell and the Purchaser wishes to purchase the Shares, subject to the terms and conditions contained herein.

NOW IN CONSIDERATION of the covenants and agreements in this Agreement, the parties agree as follows:

1.	INTERPRETATION

1.1 Construction and Interpretation. The division of this Agreement into sections and the insertion of headings are for convenience of reference only, do not form a part of this Agreement and will not be used to affect the construction or interpretation of this Agreement. The word “including” will not be construed as limiting the general term or statement immediately preceding. Unless otherwise specified:

(a)	each reference in this Agreement to “Agreement” is to this Agreement;

(b)	each reference in this Agreement to “section” is to a section of this Agreement;

(c)	words importing the singular include the plural and vice versa and words importing gender include all genders; and

(d)	all references to amounts of money mean lawful currency of Canada.

1.2 Governing Law. This Agreement and each of the documents contemplated by or delivered under or in connection with this Agreement are governed exclusively by, and are to be enforced, construed and interpreted exclusively in accordance with, the laws of Ontario and the laws of Canada applicable in Ontario which will be deemed to be the proper law of the Agreement and the parties hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

1.3 Severability. Each provision of this Agreement is severable. If any provision of this Agreement, or the application thereof, is for any reason held to any extent to be invalid or unenforceable by a court of competent jurisdiction, such provision will be deemed severed from this Agreement and the remainder of this Agreement will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

1.4 Time of Essence. Time is of the essence of this Agreement.

2.	REPRESENTATIONS AND WARRANTIES

2.1 Vendor’s representations, warranties and covenants. The Vendor hereby represents, warrants and covenants, and acknowledges that the Purchaser is relying on these representations, warranties and covenants to purchase the Shares, that:

(a)	the Vendor is the registered and beneficial owner of the Shares valid with marketable title to the Shares, free and clear of all liens, charges, pledges, security interests, encumbrances or other adverse claims whatsoever, other than those arising under this Agreement;

(b)	this Agreement is a legal, valid and binding obligation of the Vendor, enforceable against the Vendor by the Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(c)	subject to the receipt of the Consent (as hereinafter defined), the execution and delivery of this Agreement by the Vendor and the performance of its obligations hereunder do not result in a breach of, or conflict with: (i) any agreement or instrument to which the Vendor is a party or is bound; (ii) any judgement, decree, order, rule or regulation of any court or administrative body by which the Vendor is bound; or (iii) to the knowledge of the Vendor, any statute or regulation applicable to the Vendor;

(d)	the execution and delivery of this Agreement by the Vendor, the fulfilment of the terms hereof by the Vendor and the sale and delivery of the Shares being sold by the Vendor do not and will not require (other than pursuant to insider and early warning reporting requirements under applicable securities laws, including the filing of a report on Schedule 13D with U.S. Securities and Exchange Commission (the “Commission”)) any filings to be made, any notice provided to or the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities commission or other third party on the part of the Vendor, except for the Consent and such other consents, approvals, authorizations, registrations or qualifications as have been obtained by the Vendor;

(e)	the Vendor did not determine to dispose of the Shares being sold on the basis of a material fact or material change with respect to Lundin that has not been generally disclosed;

(f)	no person, firm or corporation has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature for the purchase, subscription, allotment or issuance of any of the Shares, other than as provided herein;

(g)	the Vendor is not a non-resident of Canada within the meaning of the Income Tax Act (Canada);

(h)	to the knowledge of the Vendor, there is not, on the part of the Vendor, any requirement to make any filing with, give any notice to or to obtain any licence, permit, certificate, registration, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Agreement;

(i)	upon execution of this Agreement by the parties, the Vendor shall provide to the Purchaser a consent of Lundin (the “Consent”) to the transaction of purchase and sale contemplated herein, which Consent shall be substantially in the form attached hereto as Schedule A;

(j)	provided that the Purchaser has not been party to any fraud or illegality affecting the Shares and subject to encumbrances that may arise as a result of the circumstances of the Purchaser, upon delivery of and payment for the Shares, good and marketable title to such Shares will pass to the Purchaser, free and clear of any encumbrances;

(k)	in connection with the sale of the Shares to the Purchaser, and the reoffer and resale of the Shares by the Purchaser, neither the Vendor, nor any person acting on its behalf (i) has made or will make any directed selling efforts in the United States (as such terms are defined under Regulation S under the U.S. Securities Act of 1933, as amended (the “1933 Act”)), or (ii) has engaged in or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D under the 1933 Act);

(l)	in connection with the sale of the Shares to the Purchaser and/or the reoffer and resale of the Shares by the Purchaser to persons that are not U.S. persons or persons within the United States (as such terms are defined under Regulation S under the 1933 Act) in accordance with Rule 903 of Regulation S under the 1933 Act, the Vendor shall execute a declaration for removal of legend in a form satisfactory to Lundin and its registrar and transfer agent, or shall execute such other documentation or cause its counsel to deliver such opinions as may be required by Lundin or its registrar and transfer agent, to remove the U.S. restrictive legend from the Shares that are purchased by the Purchaser and that are reoffered and resold to persons that are not U.S. persons or persons within the United States in accordance with Rule 903 of Regulation S under the 1933 Act; and

(m)	if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, the Vendor will execute, deliver and file and otherwise assist the Purchaser in filing reports, questionnaires, undertakings other documents with respect to the sale of the Shares to the Purchaser and the reoffer and resale of such Shares by the Purchaser.

2.2 Purchaser’s Representations, Warranties and Covenants. The Purchaser hereby represents, warrants and covenants, and acknowledges that the Vendor is relying on these representations, warranties and covenants in agreeing to sell the Shares, that:

(a)	this Agreement has been duly authorized, executed and delivered by the Purchaser and is a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser by the Vendor in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(b)	the execution and delivery of this Agreement by the Purchaser and the performance of its obligations hereunder do not result in a breach of, or conflict with: (i) any agreement or instrument to which the Purchaser is a party or is bound; (ii) any judgement, decree, order, rule or regulation of any court or administrative body by which the Purchaser is bound; or (iii) to the knowledge of the Purchaser, any statute or regulation applicable to the Purchaser;

(c)	the execution and delivery of this Agreement by the Purchaser, the fulfilment of the terms hereof by the Purchaser and the purchase of the Shares being purchased by the Purchaser do not and will not require (other than pursuant to insider reporting and “early warning” requirements under applicable securities laws) any filings to be made, any notice provided to or the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities commission or other third party on the part of the Purchaser and such other consents, approvals, authorizations, registrations or qualifications as have been obtained by the Purchaser;

(d)	the Purchase did not determine to purchase the Shares being purchased on the basis of a material fact or material change with respect to Lundin that has not been generally disclosed;

(e)	the Purchaser is purchasing the Shares as principal and will not, in respect of any dealing with respect to the Shares, be or represent itself to be an agent of the Vendor or in any other manner be acting on behalf of the Vendor;

(f)	the Purchaser understands that the Shares it is purchasing are characterized as “restricted securities” under the federal securities laws of the United States and that under such laws and applicable regulations such securities may be resold without registration under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) only in certain limited circumstances;

(g)	the Purchaser acknowledges that the Vendor may be an “Affiliate” of Lundin within the meaning of the Securities Act and that Lundin may be considered to be a “Category 2” issuer for purposes of Regulation S promulgated under the Securities Act (“Regulation S”);

(h)	the Purchaser is not a “U.S. person” or “a person in the United States” within the meaning of Regulation S;

(i)	the Purchaser is an “accredited investor” within the meaning of Rule 501(a) promulgated under the Securities Act and is not purchasing the Shares as a result of any “general solicitation” within the meaning of Rule 502 promulgated under the Securities Act;

(j)	the Purchaser believes that it has received all of the information considered necessary or appropriate for deciding whether to purchase the Shares and (i) acknowledges that the Shares are listed on the Toronto Stock Exchange, that Lundin is a reporting issuer (or its equivalent) in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, is required to file reports containing certain business and financial information with the Canadian Securities Administrators, and that the Purchaser is able to obtain copies of such reports;

(k)	the Purchaser has not offered or sold, and will not offer or sell, any Shares within the United States or to, or for the account or benefit of, any U.S. person (i) as part of its distribution at any time or (ii) otherwise until 40 days after the commencement of the offering and the delivery and sale of the Shares except:

(A)	in accordance with Rule 903 of Regulation S; or

(B)	in accordance with the registration requirements of the Securities Act or an exemption therefrom;

(l)	neither the Purchaser nor any person acting on its behalf has made or will make offers or sales of the Shares in the United States by means of any form of “general solicitation” or “general advertising” within the meaning of Regulation D of the Securities Act in the United States or in any manner involving a “public offering” within the meaning of Section 4(2) of the Securities Act;

(m)	neither the Purchaser, nor any of its Affiliates nor any person acting on its behalf has engaged or will engage in any “directed selling efforts” within the meaning of Regulation S with respect to the Shares;

(n)	the Purchaser has not entered and will not enter into any contractual arrangement with any “distributor” within the meaning of Regulation S with respect to the distribution of the Shares, except with its Affiliates, any selling group members or with the prior written consent of the Vendor; it shall require each selling group member to agree to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Agreement with respect to reoffers and resales of the Shares as apply to the Purchaser as if such provisions applied to such selling group member;

(o)	the Purchaser and its Affiliates and any person acting on their behalf have complied and will comply with the offering restrictions requirement of Regulation S;

(p)	at or prior to the confirmation of sale of Shares sold in reliance on Regulation S (other than a sale of Shares pursuant to Section 3 of this Agreement), the Purchaser will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Securities from it during the “distribution compliance period” within the meaning of Regulation S a confirmation or notice to substantially the following effect:

“The Securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the date of closing of the offering, except in either case in accordance with Regulation S or another exemption from registration under the Act. Terms used in this paragraph have the meanings given to them by Regulation S”; and

(q)	the Purchaser and it Affiliates will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit offers to buy, purchase or otherwise acquire or take a pledge of) any of the Shares, except in compliance with the Securities Act and the applicable rules and regulations of the Commission thereunder.

2.3 Broker’s Fees. The Vendor and the Purchaser each represent to the other that they have not engaged or negotiated with any agent, broker or finder in connection with this Agreement or the transactions contemplated herein.

3.	PURCHASE AND SALE

3.1 Purchase and Sale of the Shares. Subject to the terms and conditions hereof, the Vendor covenants and agrees to sell, assign and transfer to the Purchaser and the Purchaser covenants and agrees to purchase from the Vendor all but not less than all of the Shares.

3.2 Purchase Price for the Shares and Closing. The aggregate purchase price payable by the Purchaser to the Vendor for the Shares (the “Purchase Price”) shall be the sum of $235,703,905.60, being $2.43 per Share. Following the execution of this Agreement by the parties and the delivery to the Purchaser of a copy of the Consent, the Vendor shall deliver to the Purchaser a duly signed blank share transfer and power of attorney in the form attached hereto as Schedule B together with the definitive share certificate(s) representing the Shares and the Purchaser shall deposit a sum equal to the Purchase Price in immediately available funds in Canadian currency payable at par in Toronto, Ontario, into the trading account of the Vendor maintained at GMP Securities L.P. Notwithstanding anything to the contrary contained herein settlement shall occur on or about May 26, 2009.

4.	INDEMNITY

4.1 To the fullest extent permitted by law, the Vendor shall indemnify and hold the Purchaser, its affiliates and the respective directors, officers, employees and agents thereof (collectively, the “Purchaser Indemnified Parties”) harmless from and against any and all expenses, losses (other than loss of profits), fees, claims, actions (including shareholder actions, derivative actions or otherwise), damages, obligations, or liabilities, whether joint or several, and the reasonable fees and expenses of one firm of their counsel, that may be incurred in advising with respect to and/or defending any actual or threatened claims, actions, suits, investigations or proceedings to which the Purchaser Indemnified Parties may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, hereunder, or otherwise upon any misrepresentation or breach of a warranty or the failure by the Vendor to observe or perform any covenant or obligation contained in this Agreement (including the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against the Purchaser Indemnified Parties, provided that the Vendor has agreed in writing to such settlement).

4.2 The Vendor agrees that in case any legal proceeding shall be brought against the Vendor or the Purchaser Indemnified Parties in respect of the transaction of purchase and sale contemplated by this Agreement by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or shall investigate the Vendor and/or the Purchaser, and/or any of the Purchaser Indemnified Parties shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the transaction of purchase and sale contemplated by this Agreement, the Purchaser Indemnified Parties shall have the right to employ one firm of their own counsel in connection therewith provided the Purchaser Indemnified Parties act reasonably in selecting such counsel, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Purchaser Indemnified Parties for time spent by the Purchaser Indemnified Parties in connection therewith) and out-of-pocket expenses incurred by their Purchaser Indemnified Parties in connection therewith shall be paid by the Vendor as they occur upon delivery to the Vendor of documentation of such amounts in form acceptable to the Vendor, acting reasonably.

4.3 Promptly after receipt of notice of the commencement of any legal proceeding against the Purchaser Indemnified Parties or after receipt of notice of the commencement or any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Vendor, the Purchaser will notify the Vendor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Vendor, will keep the Vendor advised of the progress thereof and will discuss with the Vendor all significant actions proposed. However, the failure by the Purchaser to notify the Vendor will not relieve the Vendor of its obligations to indemnify the Purchaser Indemnified Parties except to the extent that such failure prejudices the defense of any matter in respect of which indemnification is sought or results in any material increase in the liability that the Vendor has under this indemnity. The Vendor shall on behalf of itself and the Purchaser Indemnified Parties, as applicable, be entitled to (but not required) to assume the defence of any suit brought to enforce such legal proceeding; provided, however, that the defence shall be conducted through legal counsel acceptable to the Purchaser, acting reasonably. No settlement of any such legal proceeding may be made by the Vendor without the prior written consent of the Purchaser, such consent not to be unreasonably withheld, or the settlement includes an unconditional release of the Purchaser Indemnified Parties that are subject to such legal proceeding from any liabilities arising from such legal proceeding without any admission of negligence, misconduct, liability or responsibility by such Purchaser Indemnified Parties. The Purchaser Indemnified Parties shall have the right to appoint one firm of its or their own separate counsel at the Vendor’s cost provided that Purchaser has been advised by outside counsel that there is an actual or potential conflict in the Vendor’s and the Purchaser Indemnified Parties’ respective interests or that additional defenses are available to the Purchaser Indemnified Parties that make representation by the same counsel inappropriate and further provided that the Purchaser Indemnified Parties act reasonably in selecting such one firm of counsel.

4.4 To the fullest extent permitted by law, the Purchaser shall indemnify and hold the Vendor, its affiliates and the respective directors, officers, employees and agents thereof (collectively, the “Vendor Indemnified Parties”) harmless from and against any and all expenses, losses (other than loss of profits), fees, claims, actions (including shareholder actions, derivative actions or otherwise), damages, obligations, or liabilities, whether joint or several, and the reasonable fees and expenses of one firm of their counsel, that may be incurred in advising with respect to and/or defending any actual or threatened claims, actions, suits, investigations or proceedings to which the Vendor Indemnified Parties may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, hereunder, or otherwise upon any misrepresentation or breach of a warranty or the failure by the Purchaser to observe or perform any covenant or obligation contained in this Agreement (including the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against the Vendor Indemnified Parties, provided that the Purchaser has agreed in writing to such settlement).

4.5 The Purchaser agrees that in case any legal proceeding shall be brought against the Purchaser or the Vendor Indemnified Parties in respect of the transaction of purchase and sale contemplated by this Agreement by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or shall investigate the Vendor and/or the Purchaser, and/or any of the Vendor Indemnified Parties shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the transaction of purchase and sale contemplated by this Agreement, the Vendor Indemnified Parties shall have the right to employ one firm of their own counsel in connection therewith provided the Vendor Indemnified Parties act reasonably in selecting such counsel, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Vendor Indemnified Parties for time spent by the Vendor Indemnified Parties in connection therewith) and out-of-pocket expenses incurred by their Vendor Indemnified Parties in connection therewith shall be paid by the Purchaser as they occur upon delivery to the Purchaser of documentation of such amounts in form acceptable to the Purchaser, acting reasonably.

4.6 Promptly after receipt of notice of the commencement of any legal proceeding against the Vendor Indemnified Parties or after receipt of notice of the commencement or any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Purchaser, the Vendor will notify the Purchaser in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Purchaser, will keep the Purchaser advised of the progress thereof and will discuss with the Purchaser all significant actions proposed. However, the failure by the Vendor to notify the Purchaser will not relieve the Purchaser of its obligations to indemnify the Vendor Indemnified Parties except to the extent that such failure prejudices the defense of any matter in respect of which indemnification is sought or results in any material increase in the liability that the Purchaser has under this indemnity. The Purchaser shall on behalf of itself and the

Vendor Indemnified Parties, as applicable, be entitled to (but not required) to assume the defence of any suit brought to enforce such legal proceeding; provided, however, that the defence shall be conducted through legal counsel acceptable to the Vendor, acting reasonably. No settlement of any such legal proceeding may be made by the Purchaser without the prior written consent of the Vendor, such consent not to be unreasonably withheld, or the settlement includes an unconditional release of the Vendor Indemnified Parties that are subject to such legal proceeding from any liabilities arising from such legal proceeding without any admission of negligence, misconduct, liability or responsibility by such Vendor Indemnified Parties. The Vendor Indemnified Parties shall have the right to appoint one firm of its or their own separate counsel at the Purchaser’s cost provided that Vendor has been advised by outside counsel that there is an actual or potential conflict in the Purchaser’s and the Vendor Indemnified Parties’ respective interests or that additional defenses are available to the Vendor Indemnified Parties that make representation by the same counsel inappropriate and further provided that the Vendor Indemnified Parties act reasonably in selecting such one firm of counsel.

4.7 The indemnity obligations of the Vendor and the Purchaser shall be in addition to any liability which the Vendor or the Purchaser, as applicable, may otherwise have and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Vendor and the Purchaser, respectively and any of the Purchaser Indemnified Parties and Vendor Indemnified Parties.

5.	GENERAL

5.1 Further Assurances. Before and after the closing of the above-mentioned transactions, the Vendor and the Purchaser will promptly execute and deliver all further documents and take all further action reasonably necessary or appropriate to give effect to the provisions and intent of this Agreement and to complete the transactions contemplated by this Agreement.

5.2 Counterparts. This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts with the same effect as if all parties had signed and delivered the same document and all counterparts will be construed together to be an original and will constitute one and the same Agreement.

5.3 Delivery by Fax. Any party may deliver an executed copy of this Agreement by fax but that party will immediately dispatch by delivery in person to the other parties an originally executed copy of this Agreement.

5.4 Amendments. No amendment, supplement, restatement or termination of any provision of this Agreement is binding unless it is in writing and signed by each party to this Agreement at the time of the amendment, supplement, restatement or termination.

5.5 Legal Advice. Each party to this Agreement hereby represents, warrants, acknowledges and agrees that it had the opportunity to seek and was not prevented nor discouraged by any other party from seeking independent legal advice prior to the execution and delivery of this Agreement and that, in the event such party did not avail itself of that opportunity prior to signing this Agreement, such party did so voluntarily without any undue pressure and agrees that its failure to obtain independent legal advice shall not be used by such party as a defence to the enforcement of its obligations under this Agreement.

5.6 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the terms and conditions and the subject matter hereof, and cancels and supersedes any prior understanding or agreement between the parties. There are no representations, warranties, forms, conditions, undertakings or collateral agreements expressed, implied or statutory, between the parties other than as expressly set forth in this Agreement.

5.7 Expenses. All costs and expenses (including without limitation, the fees and disbursements of legal counsel, any accounting and other professional fees) incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the parties incurring such costs and expenses.

5.8 Non-Merger. All representation, warranties, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transaction of purchase and sale contemplated herein shall not merge and shall survive the purchase and sale of the Shares and the termination of this Agreement and shall continue in full force and effect for the benefit of the Purchaser and/or the Vendor, as the case may be, in accordance with applicable law, regardless of the closing of the transaction of purchase and sale and any subsequent disposition of the Shares.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

HUDBAY MINERALS INC.

By:	(signed) Peter R. Jones
Authorized Signing Officer

GMP SECURITIES L.P.

By:	(signed) Mark Wellings
Authorized Signing Officer

Schedule “A”

Form of Consent

TO:	GMP Securities L.P.

AND TO:	HudBay Minerals Inc. (“HudBay”)

Reference is made to the subscription agreement (the “Subscription Agreement”) dated November 21, 2008 pursuant to which HudBay subscribed for, on a private placement basis, 96,997,492 common shares in the capital of Lundin Mining Corporation (“Lundin”).

In accordance with the terms of the Subscription Agreement, the undersigned hereby consents to and provides its prior written approval of the proposed sale by HudBay of an aggregate of 96,997,492 common shares of Lundin.

DATED this      day May, 2009.

LUNDIN MINING CORPORATION

Per:
Authorized Signing Officer

Schedule “B”

Form of Transfer Power of Attorney

TRANSFER AND POWER OF ATTORNEY

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers to                      shares in the capital of Lundin Mining Corporation represented by share certificate no.              and irrevocably constitutes and appoints                                          attorney to transfer such shares on the securities register of Lundin Mining Corporation, with full power of substitution.

DATED at Toronto, Ontario this      day of May, 2009.

HUDBAY MINERALS INC.

Per:
Authorized Signing Officer